Mail Stop 4561


								July 15, 2009

(by facsimile and U.S. Mail)
Mr. George M. Lee
President and Chief Executive Officer
Metrocorp Bancshares, Inc.
9600 Bellaire Boulevard, Suite 252
Houston, Texas 77036

Re:	Metrocorp Bancshares, Inc.
	File No. 000-25141
	Form 10-K for the fiscal year ended December 30, 2008
	Schedule 14A filed April 7, 2009


Dear Mr. Lee:

      We have reviewed your filings and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K
Executive Compensation and Other Matters (incorporated from proxy) Peer Groups, page 15
1.     It appears that the committee benchmarks a number of
elements
of the compensation of your named executives to the compensation paid
by your 16 institution peer group mentioned on page 15.   Please
confirm that in future filings, Metrocorp will disclose all the component companies the peer group used to benchmark compensation. Please refer to Item 402(b)(xiv) of Regulation S-K and Compliance and
Disclosure Interpretation 118.05.

Executive Compensation-Elements, page 16
2. You indicate on page 17 that you believe that your compensation goals used to determine incentive compensation for your named executive officers are confidential. Please provide us with your confidentiality analysis supporting this conclusion discussing the potential for competitive harm from disclosing the performance targets, including any sub-targets like minimum thresholds. In particular, address how Metrocorp would be exposed to competitive harm given that your actual performance used to determine the targets would have been disclosed in your annual report prior to the disclosure of the compensation performance targets in your Compensation Discussion and Analysis. Please refer to Instruction 4 to Item 402(b).
Also, to
the extent that the potential for competitive harm from the disclosure of some targets may be different than the potential harm caused by the disclosure of other targets, please discuss those differences separately. Finally, to the extent that any metric is not disclosed in your Compensation Discussion and Analysis, due to the potential for competitive harm, you should provide the discussion of the level of difficulty required to reach those targets.


      * * * * * * * * * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Michael R. Clampitt at (202) 551-3434 or me at
(202) 551-3419 with any other questions.


						Sincerely,


						Chris Windsor
						Special Counsel
						Financial Services Group


Fax: ((713)414-3575)